SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: April 1, 2010
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                    Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                    No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

March 31, 2010
IVANHOE MINES ANNOUNCES 2009 FINANCIAL RESULTS
AND REVIEW OF OPERATIONS
Ivanhoe and Rio Tinto set to begin full-scale construction at Oyu Tolgoi
SINGAPORE — Ivanhoe Mines Ltd. today announced its results for the year ended December 31, 2009. All figures are in US dollars unless otherwise stated.
HIGHLIGHTS
•	On March 31, 2010, Ivanhoe Mines announced the successful completion of the conditions precedent that had been incorporated into the landmark Investment Agreement to build and operate the Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi Region, giving the agreement full legal effect.

•	Ivanhoe Mines, with its subsidiary, Oyu Tolgoi LLC (OT LLC), and its strategic partner, Rio Tinto, signed and approved the long-awaited Investment Agreement with the Government of Mongolia in October 2009, establishing a comprehensive framework for maintaining a stable tax and operating environment for the construction and operation of the Oyu Tolgoi Project. The signing culminated nine years of exploration successes that have established Oyu Tolgoi as one of the world’s largest, undeveloped copper-gold porphyry projects, and nearly six years of negotiations with the Government of Mongolia for an Investment Agreement.

•	Provisions of the Investment Agreement include protection of the parties’ investments in the Oyu Tolgoi Project, the amount and term of the parties’ investments in the Oyu Tolgoi Project, the right to realize the benefits of such investments, the conduct of mining with minimum environmental impact and progressive rehabilitation, the social and economic development of the South Gobi Region and the creation of thousands of new jobs in Mongolia.

•	Mongolia’s state-owned company, Erdenes MGL LLC, will acquire a 34% interest in the Oyu Tolgoi Project within 14 days of the approved Investment Agreement taking effect. Ivanhoe Mines will retain a controlling 66% interest in OT LLC.

•	Given the extent of the mineral discoveries associated with the Oyu Tolgoi Project and the potential for additional discoveries, Ivanhoe Mines and the Government of Mongolia agreed that the approved Investment Agreement should conform with the provision of Mongolia’s current Minerals Law specifying that certain deposits of strategic importance qualify for 30 years of stabilized tax rates and regulatory provisions, with an option of extending the term of the Investment Agreement for an additional 20 years. Major taxes and rates stabilized for the life of the agreement include: corporate income tax, customs duty, value-added tax; excise tax; royalties; exploration and mining licences; and immovable property and/or real estate tax.

•	In late 2009, the joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee conditionally approved a $758 million budget for 2010 to begin full-scale construction of Oyu Tolgoi. The 2010 budget provides for an early start on a site-wide development program.

•	In March 2010, Ivanhoe Mines issued 15 million common shares to Rio Tinto at C$16.31 per share for total proceeds of C$244.7 million ($241.1 million). Ivanhoe Mines used $195.4 million of the proceeds received to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi mining complex. With the transaction, Rio Tinto increased its ownership in Ivanhoe Mines from 19.6% to 22.4%. Acquisition of the equipment is another significant step in building one of the world’s largest copper-gold mines.

•	In late 2009, Ivanhoe Mines completed the first comprehensive field test of the ZeusTM proprietary, induced polarization and resistivity (IP) technology, a technological breakthrough that has significantly increased the potential for additional gold and copper resources to be discovered at the Oyu Tolgoi Project.

•	Ivanhoe Mines’ 57%-owned subsidiary, SouthGobi Energy Resources (SouthGobi), shipped approximately 1.3 million tonnes of coal from its Ovoot Tolgoi Mine in southern Mongolia at an average realized selling price of approximately $29 per tonne. This compares to 0.1 million tonnes of coal shipped in 2008 at an average realized selling price of $29 per tonne. This resulted in $36.0 million of revenue being recognized in 2009 compared to $3.1 million in 2008.

•	On January 29, 2010, SouthGobi closed a global equity offering of 27.0 million common shares at a price of C$17.00 per common share, for gross proceeds of C$459.0 million to expand SouthGobi’s coal mining and exploration activities in southern Mongolia. SouthGobi also commenced trading on the Main Board of the Hong Kong Stock Exchange (HK: 1878), the first Canadian mining company to have dual listings on the Hong Kong Stock Exchange and the Toronto Stock Exchange.

•	In November 2009, SouthGobi entered into a financing agreement with a wholly-owned subsidiary of China Investment Corporation for $500 million in the form of a secured, convertible debenture.

•	Ivanhoe Mines’ 81%-owned subsidiary, Ivanhoe Australia (IVA: ASX), discovered a new, high-grade molybdenum and rhenium deposit at its Merlin Project on its Cloncurry tenements in northwestern Queensland.

•	Ivanhoe Mines, through its 50% interest in Altynalmas Gold Ltd., is advancing the Kyzyl Gold Project in Kazakhstan, one of the world’s largest undeveloped gold projects. Altynalmas has completed 21,800 metres of a 39,000-metre drilling program intended to upgrade the mineral resource.

•	In 2009, Ivanhoe Mines incurred $177.1 million in exploration and development activities, compared to $250.6 million in 2008. In 2009, Ivanhoe Mines’ exploration activities were largely focused in Mongolia and Australia.

MONGOLIA: OYU TOLGOI COPPER-GOLD PROJECT
In 2009, Ivanhoe Mines incurred exploration expenses of $107.4 million at Oyu Tolgoi compared to the $156.0 million incurred in 2008. A significant portion of the 2009 expenditures was related directly to development work. Ivanhoe Mines expects to begin capitalizing Oyu Tolgoi development costs in the second quarter of 2010.
Rio Tinto increased its interest in Ivanhoe Mines to 22.4%
In March 2010, Ivanhoe Mines issued 15 million common shares to Rio Tinto at C$16.31 per share, for total proceeds of C$244.7 million ($241.1 million). Ivanhoe Mines used C$198.2 million ($195.4 million) of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project. Ivanhoe Mines will use the balance of the proceeds, C$46.4 million ($45.7 million), to purchase additional equipment and for general corporate purposes. With this transaction, Rio Tinto has increased its ownership in Ivanhoe Mines from 19.6% to 22.4%.
In October 2009, Rio Tinto had also increased its ownership interest in Ivanhoe Mines when it completed Tranche 2 of the original October 2006 private placement financing — consisting of 46,304,473 Ivanhoe Mines shares at $8.38 per share — for proceeds to Ivanhoe Mines of $388 million. The financing increased Rio Tinto’s equity ownership at that time in Ivanhoe Mines from 9.9% to 19.7%. The proceeds of $388 million will be used to help build and commission the open-pit mine at Oyu Tolgoi and to advance development of the underground block-cave mine.
Under the current agreement with Ivanhoe Mines, Rio Tinto has rights to subscribe for common shares from Ivanhoe Mines’ representing up to 44.3% of Ivanhoe Mines and, during the next 19 months, Rio Tinto may increase this stake to a maximum of 46.6% through purchases on the open market.
Procedural and administrative conditions have been satisfied
On March 31, 2010, the Mongolian Government confirmed that the procedural and administrative conditions contained in the Investment Agreement had been satisfied within the allocated six-month period that has followed the agreement’s official signing on October 6, 2009. The comprehensive Investment Agreement now has taken full legal effect.
Ivanhoe Mines and Rio Tinto signed long-term Investment Agreement with the Mongolian Government to build and operate Oyu Tolgoi
On October 6, 2009, Ivanhoe Mines, with its subsidiary, Oyu Tolgoi LLC (OT LLC)(formerly Ivanhoe Mines Mongolia Inc LLC) and its strategic partner, Rio Tinto, signed and approved the long-awaited Investment Agreement with the Government of Mongolia. The agreement established a comprehensive framework for maintaining a stable tax and operating environment for the construction and operation of the Oyu Tolgoi Project. The signing, at a nationally-televised state ceremony, culminated nine years of exploration successes that have established Oyu Tolgoi as one of the world’s largest, undeveloped copper-gold porphyry projects, and nearly six years of negotiations with the Government of Mongolia for an Investment Agreement.
The Government will acquire a 34% interest in Oyu Tolgoi’s licence holder, OT LLC, and Ivanhoe Mines will retain a controlling 66% interest in OT LLC. Provisions of the Investment Agreement include protection of the parties’ investments in the Oyu Tolgoi Project, the amount and term of the parties’ investments in the Oyu Tolgoi Project, the right to realize the benefits of such investments, the conduct of mining with minimum environmental impact and progressive rehabilitation, the social and economic development of the South Gobi Region and the training and employment of thousands of new workers in Mongolia.

The Shareholders’ Agreement, which was also signed and approved on October 6, 2009, established the basis upon which the Government of Mongolia will, through its wholly-state-owned company, Erdenes MGL LLC (Erdenes), acquire and hold the initial 34% equity interest in OT LLC and provides for the respective rights and obligations of the parties as shareholders of OT LLC. The Shareholders’ Agreement also addresses the circumstances and the requirements pursuant to which Ivanhoe Mines and Rio Tinto will arrange financing for Erdenes’ portion of the investment capital needed for the Project.
A 50-year assurance of stability
Given the extent of the mineral discoveries associated with the Oyu Tolgoi Project and the potential for additional discoveries, Ivanhoe Mines and the Government of Mongolia agreed that the approved Investment Agreement should conform with Mongolia’s current Minerals Law specifying that certain deposits of strategic importance qualify for 30 years of stabilized tax rates and regulatory provisions, with an option of extending the term of the Investment Agreement for an additional 20 years.
Major taxes and rates stabilized for the life of the Investment Agreement include: corporate income tax, customs duty, value-added tax; excise tax; royalties; exploration and mining licences; and immovable property and/or real estate tax.
OT LLC also will receive a 10% investment tax credit on all capital expenditures and investments made throughout the initial Oyu Tolgoi construction period. Any future taxes introduced will not be imposed on the Project unless future legislation is more favourable, in which case Ivanhoe Mines may request the more favourable treatment. If Mongolia enters a tax or bilateral treaty that provides greater benefits to the investor, Ivanhoe Mines may request the benefit of such law, regulation or treaty to help ensure that a stable taxation and operating environment is maintained. In addition, Ivanhoe Mines will have the opportunity to apply a favourable loss-carry-forward benefit to the Project as previously enacted into law by Parliament and clarified for application to the Project by the Investment Agreement.
The Mongolian Government will join Ivanhoe Mines and Rio Tinto as a partner in Oyu Tolgoi
Mongolia’s state-owned company, Erdenes, will acquire a 34% interest in the Oyu Tolgoi Project within 14 days of the approved Investment Agreement taking effect.
Noteworthy provisions of the approved Investment Agreement and Shareholders’ Agreement also include:
•	Ivanhoe Mines will arrange financing for the construction of Oyu Tolgoi within two years of the Investment Agreement taking effect. Production must begin within five years of financing being secured.

•	Ivanhoe Mines will fund the construction of the Oyu Tolgoi Project through loans and equity obtained during the construction and initial production periods. Ivanhoe Mines will receive loan repayments, redemption of equity, dividends and interest at a rate of 9.9% adjusted to the US CPI.

•	Erdenes is entitled to nominate three directors and Ivanhoe Mines will nominate six directors to the nine-member board of directors of OT LLC.

•	Ivanhoe Mines will nominate the management team that will be responsible for Oyu Tolgoi’s core operations. Management services payments will be received, based on capital and operating costs, through the construction period and after production begins.

•	The Government has the option to purchase an additional equity interest of 16% of OT LLC, at an agreed upon fair-market value, one year after the expiry of the initial 30-year term of the Investment Agreement and following the start of the permitted 20-year extension. If exercised, this additional equity interest would give the Government a total maximum interest of 50% of OT LLC for the remainder of the Oyu Tolgoi Project’s operational life. Ivanhoe Mines would continue to hold management rights over the project and hold a deciding vote at board and shareholder meetings.
Mongolian Government Treasury Bills purchased
On October 6, 2009, OT LLC agreed to purchase three Treasury Bills (T-Bills) from the Government of Mongolia, having an aggregate face value of $287.5 million, for the aggregate sum of $250 million. The annual rate of interest on the T-Bills is 3.0%. Each T-Bill will mature on the fifth anniversary from the date of its respective issuance.
•	The initial T-Bill, with a face-value of $115.0 million, was purchased on October 20, 2009. The purchase price was $100.0 million.

•	A second T-Bill, with a face value of $57.5 million, will be purchased for $50.0 million within 14 days of the satisfying of all conditions precedent of the Investment Agreement.

•	The final T-Bill, having a face value of $115.0 million, will be purchased for $100.0 million within 14 days of OT LLC fully drawing down the financing necessary to enable the complete construction of the Oyu Tolgoi Project, or June 30, 2011, whichever date is earlier.
Ivanhoe Mines acquires critical mining and milling equipment for the Oyu Tolgoi copper-gold complex in Mongolia
In March 2010, Ivanhoe Mines used $195.4 million of the $241.1 million of proceeds received from the issue of 15 million common shares to Rio Tinto to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.
The equipment includes principal components for the 100,000-tonne-per-day Oyu Tolgoi phase-one copper-gold concentrator, including two large, 38-foot-diameter, semi-autogenous grinding (SAG) mills, four ball mills, re-grind mills, crushers, motors, gearless drives, conveyors and flotation cells. Also included is the hoist and major components for the sinking of Shaft #2 — the 10-metre-diameter, main production shaft for the underground block-cave mine at the Hugo North Deposit.
Much of the equipment originally was ordered by Ivanhoe Mines from various manufacturers while it was waiting for an Investment Agreement with the Government of Mongolia. Ivanhoe Mines subsequently transferred ownership of the equipment to Rio Tinto in August 2008 under an agreement between the companies. Additional equipment also was acquired by Rio Tinto directly from suppliers. At the time, Ivanhoe Mines required funds for the ongoing development of the Oyu Tolgoi Project. The equipment-sale agreement with Rio Tinto ensured that the procurement and delivery schedules for the critical, long-lead-time major mining and milling equipment were protected while Ivanhoe Mines and Rio Tinto worked with the Mongolian Government to conclude the mutually-acceptable, long-term Investment Agreement that was executed in October 2009.

Ivanhoe Mines announces construction budget of US$758 million for development work in 2010 at Oyu Tolgoi
In late 2009, the joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee conditionally approved a $758 million budget for 2010 to begin full-scale construction of Oyu Tolgoi. The budget for 2010 includes Ivanhoe Mines’ repurchase from Rio Tinto of major items of mining and milling equipment, as discussed in the preceding section.
The 2010 budget provides for an early start on a site-wide development program, which is now expected to be implemented following the successful completion of the conditions precedent to the effectiveness of the Investment Agreement.
Work in 2010 is planned to include:
•	Resumption of the sinking of the 10-metre-diameter Shaft #2, which will be used to hoist ore to the surface from the deep, underground, copper-gold-rich Hugo Dummett Deposit.

•	Construction of a 97-metre-tall (approximately 31-storey), reinforced-concrete headframe for Shaft #2.

•	Pouring the concrete foundation for the 100,000-tonne-per-day concentrator and deliveries of building materials for the concentrator and infrastructure.

•	Installation of a 20-megawatt power station and 35-kilovolt distribution system.

•	Initial earthworks for the open-pit mine at the Southern Oyu deposits.

•	Continuation of lateral underground development off Shaft #1 at the Hugo Dummett Deposit.

•	Construction of a 105-kilometre highway link to the Mongolia-China border, which will be fully paved by the time production begins.

•	Construction of a regional airport, with a concrete runway to accommodate Boeing 737-sized aircraft.
2009 activities at Oyu Tolgoi
In 2009, the main focus for the Oyu Tolgoi Project was finalizing the Investment Agreement. Other activities included continuing detailed exploration, expanding underground lateral development and ensuring the engagement of key management for construction and operations.
The 1,385-metre Shaft #1 was completed in 2009 and is supporting the initial development program that is underway for the Hugo North underground block-cave mine. Lateral development continued in 2009 as planned, including the continuation of the ramp down toward crusher one. The South characterization drift was completed and cross-cut three also was developed through to align with the North characterization drift. The 2009 year-end development rate was 45% above plan, with 1,074 metres achieved. At the end of 2009, the underground contractor also moved from one shift to two shifts, which will allow for 24-hour operation.
Preparatory work also was completed for the establishment of a raise-bore ventilation hole at Shaft #1. Once completed in July 2011, future lateral development rates will increase by approximately 75% as this will allow the use of a second mining fleet.
In addition, surface works for the construction of Shaft #2 were completed in 2009. Site earthworks were undertaken in preparation for the laying of the concentrator foundation. An initial 1,800-person construction camp has been built and the construction warehousing facility is nearing completion.

By December 31, 2009, engineering for the concentrator facility was 75% complete and engineering for the required infrastructure was 50% complete. Key management for construction and operations was engaged in 2009 and is in place in Mongolia in preparation for the start of full-scale construction.
Ivanhoe Mines has continued to advance mine planning and engineering. An updated integrated development plan for the Oyu Tolgoi Project based on the terms of the approved Investment Agreement is being prepared and will be incorporated into a technical report that is expected to support an estimate of underground reserves. The updated integrated development plan is being prepared for Ivanhoe Mines by Independent Engineers including several of the world’s foremost engineering, mining and environmental consultants, led by AMEC Minproc Limited and including Stantec (formerly McIntosh) Engineering.
Oyu Tolgoi Exploration
Oyu Tolgoi exploration continued on the area between Southwest Oyu and Heruga; Zeus™ IP survey technology deployed in first full field test
During 2009, Ivanhoe Mines completed 20,024 metres of diamond drilling on the Oyu Tolgoi Project comprised of 17,060 metres completed in the area between Southwest Oyu and Heruga (the New Discovery Zone) and 2,964 metres completed in other parts of Oyu Tolgoi and the surrounding area.
Two deep holes drilled in the New Discovery Zone have been successful in intersecting copper and gold mineralization — OTD1487/OTD1487A completed in 2008 and OTD1495A completed in September 2009. These holes, in sections 1.5 kilometres apart, emphasize the importance of the zone. The mineralization at Far South is rich in bornite and appears to be very similar to that in the Hugo Dummett Deposit.
Of the other holes drilled, four holes (OTD1487C, OTD1487D, OTD1492 and OTD1496) targeted induced polarization (IP) anomalies. All were terminated after intersecting a major north-northeast-oriented fault, thought to be an extension of the West Bat Fault that terminates the western side of the Hugo Dummett deposit. Minor sulfides near the fault are thought to explain the IP. Four other holes (OTD1493, OTD1493A, OTD1495 and OTD1498) reached the top of the mineralized zone but were lost due to drilling difficulties. Two other holes in the northern-most section drilled (OTD1497 and OTD1499) hit a major fault, with OTD1499 reaching the top of the mineralized section before being faulted off.
Ivanhoe Mines and GoviEx Gold entered into an agreement to inaugurate the proprietary ZeusTM high-power technology at Oyu Tolgoi in an expanded, gradient array IP survey to test the full extent, on strike and at depth, of the Oyu Tolgoi copper and gold mineralized trend. To the end of 2009, part of the Oyu Tolgoi trend, extending from the southern end of the Heruga Deposit to the northern end of the Hugo Dummett Deposit has been surveyed. Follow-up drilling targeting the deep IP anomalies defined by the Zeus technology is continuing.

Ivanhoe Mines files updated Oyu Tolgoi Technical Report
In the Oyu Tolgoi Technical Report, filed on March 31, 2010, on www.sedar.com, a consolidated resource estimate for the Oyu Tolgoi Property is reported as follows:
Total Oyu Tolgoi Project Mineral Resources March 2010(1)(2)
(based on a 0.60% copper equivalent (CuEq) cut-off)

						Contained Metal(4)
		Cu	Au	Mo	CuEq(3)	Cu	Au	CuEq(3)
Resource Category	Tonnes	(%)	(g/t)	(ppm)	(%)	(’000 lbs)	(ounces)	(’000 lbs)
Measured	101,590,000	0.64	1.10	—	1.34	1,430,000	3,590,000	3,000,000
Indicated	1,285,840,000	1.38	0.42	—	1.65	39,120,000	17,360,000	46,770,000
Measured + Indicated	1,387,430,000	1.33	0.47	—	1.63	40,680,000	20,970,000	49,860,000
Inferred	2,367,130,000	0.78	0.33	50	1.02	40,610,000	25,390,000	53,280,000
Notes:

(1)	Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral Resources that are not Reserves do not have demonstrated economic viability. Measured and Indicated Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the project. An Inferred Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

(2)	This table includes estimated resources on the Hugo North Extension Deposit and the Heruga Deposit. These deposits are located on mineral licences owned by Entrée but subject to the Entrée Joint Venture. These resources consist of indicated resources of 117,000,000 tonnes grading 1.8% copper and 0.61 g/t gold and inferred resources of 910,000,000 tonnes grading 0.48% copper and 0.49 g/t gold and a 141ppm molybdenum at a 0.6% cut-off grade on the combined Hugo North Extension and Heruga Deposits.

(3)	CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(4)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. Differences in measured and indicated totals relate to rounding associated with tonnes and grade.
The estimates were based on 3D block models utilizing commercial mine planning software (MineSite®). Industry-accepted methods were used to create interpolation domains; these domains were based upon mineralization and geology. Grade estimation was performed by ordinary kriging. A separate resource model was prepared for each of the deposits. Only hypogene mineralization was estimated, with the exception of a zone of supergene mineralization at Central Oyu. The estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation, as it was found to be an effective method of reducing smoothing and producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade-tonnage distributions.
Modelling consisted of grade interpolation by ordinary kriging. Only capped grades were interpolated in the Southern Oyu and Hugo South deposits. Nearest neighbour grades were interpolated for validation purposes. For copper and gold, on all deposits except Hugo South, an outlier restriction was used to control the effect of high-grade composites. In the Southern Oyu deposits, resource grades also were adjusted to reflect likely occurrences of internal and contact dilution from unmineralized post-mineral dykes. Validation procedures included Discrete Gaussian change-of-support method, comparisons using a nearest neighbour model and visual checks.

The base case CuEq cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits.
MONGOLIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (57% owned)
Toronto Stock Exchange and Hong Kong Stock Exchange listing; global equity offering raised C$459 million
On December 3, 2009, SouthGobi began trading on the Toronto Stock Exchange which replaced its initial listing on the TSX Venture Exchange (TSX: SGQ).
On January 29, 2010, SouthGobi closed a global equity offering of 27 million common shares at a price of C$17.00 per common share, for gross proceeds of C$459 million. The proceeds of the offering will be used to expand SouthGobi’s coal mining and exploration activities in southern Mongolia and for general corporate purposes.
In conjunction with the closing of the global equity offering, SouthGobi commenced trading on the Main Board of the Hong Kong Stock Exchange (HK: 1878). SouthGobi is the first Canadian mining company to have dual listings on the Hong Kong Stock Exchange and the Toronto Stock Exchange.
SouthGobi secured $500 million convertible debenture financing from China Investment Corporation
In November 2009, SouthGobi entered into a financing agreement with a wholly-owned subsidiary of China Investment Corporation (CIC) for $500.0 million in the form of a secured, convertible debenture bearing interest at 8.0% (6.4% payable in cash and 1.6% payable in SouthGobi shares, where the number of shares to be issued is calculated based on the 50-day volume-weighted average price (VWAP)), with a maximum term of 30 years. The financing primarily will support the accelerated investment program in Mongolia and up to $120 million of the financing also may be used for working capital, repayment of debt due on funding, general and administrative expenses and other general corporate purposes.
The conversion price is set as the lower of C$11.88 or the 50-day VWAP at the date of conversion, with a floor price of C$8.88 per share.
SouthGobi and CIC each have various rights to call conversion of the debenture into common shares. CIC has the right to convert the debenture, in whole or in part, into common shares 12 months after the date of issue. SouthGobi has the right to call for the conversion of up to $250 million of the debenture on the earlier of 24 months after the issue date, if the conversion price is greater than C$10.66, or upon SouthGobi achieving a public float of 25% of its common shares under certain agreed circumstances, if the conversion price is greater than C$10.66.

After five years from the issuance date, at any time that the conversion price is greater than C$10.66, SouthGobi will be entitled to require conversion of the outstanding convertible debenture in whole or in part, into common shares at the conversion price.
On March 29, 2010, CIC, at SouthGobi’s request, converted $250.0 million of its convertible debenture into common shares of SouthGobi at a conversion price of C$11.88 per share. As a result of the conversion, Ivanhoe Mines’ ownership interest in SouthGobi was reduced to approximately 57%.
Expansion planned for SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi is producing and selling coal at its Ovoot Tolgoi Project in Mongolia’s South Gobi Region, 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.
During early 2009, SouthGobi and other regional coal exporters, experienced difficulties expediting coal shipments across the Mongolia-China border due to sporadic openings at the Shivee Khuren-Ceke crossing. In January 2009, SouthGobi curtailed production to preserve cash and to manage stockpiles. By the end of Q2’09, the operating hours at the border crossing had increased to 11 hours a day, six days a week, enabling SouthGobi to increase its coal sales and draw down its coal stockpiles. With the increasing sales and reductions in its coal inventory, SouthGobi resumed non-stop mining operations effective July 1, 2009.
To increase the amount of coal traffic across the border Chinese and Mongolian authorities agreed in July 2009 to create a designated coal transportation corridor at the Shivee Khuren-Ceke border crossing. This facility is under construction and is expected to be operational in 2010. When completed, it will permit coal to be transported across the border through three corridors that are separate from other, non-coal, border traffic. SouthGobi believes that these improvements in the border crossing capacity will allow SouthGobi to continue to substantially increase the amount of coal shipped into China.
The Ovoot Tolgoi Mine’s proximity to the Shivee Khuren-Ceke border crossing allows SouthGobi’s customers to transport coal by truck on an unpaved road from the minesite to China. SouthGobi is studying the feasibility of building additional road infrastructure from the Ovoot Tolgoi complex to the Mongolia-China border.
A north-south railway line in China already connects Ceke with Jiayuguan City in Gansu Province and with the interior of China. Another east-west railway line from Ceke to Linhe, an industrial city in China’s eastern Inner Mongolia, is expected to be operational in 2010. This line is expected to have an initial transportation capacity of approximately 15 million tonnes per year, later increasing to 25 million tonnes per year. Coal could be shipped along this line to Baotou and to ports further to the east, on China’s Bohai Gulf.
In 2009, SouthGobi shipped approximately 1.3 million tonnes of coal at an average realized selling price of approximately $29 per tonne. This compares to 0.1 million tonnes of coal shipped in 2008 at an average realized selling price of $29 per tonne. This resulted in $36.0 million of revenue being recognized in 2009, compared to $3.1 million in 2008.
Cost of sales was $29.4 million in 2009, compared to $2.2 million for 2008. The increase in cost of sales relates to the higher sales volume in 2009. In 2008, sales were completed only in Q4’08, compared to a full year of sales in 2009. Cost of sales is comprised of the cost of the product sold, mine administration costs, equipment depreciation, depletion of stripping costs and stock-based compensation costs.

In 2008, SouthGobi purchased a second fleet of coal-mining equipment, with some equipment commissioned in Q4’09 and the remaining equipment scheduled to be commissioned in Q2’10. Additional equipment will be required as production at the mine expands, including larger hydraulic shovels, larger dump trucks, bulldozers and graders. SouthGobi has entered into an agreement for a third fleet that will be delivered in mid-2010, with an additional fourth fleet likely to be ordered for 2011. The larger equipment will increase productivity. However, SouthGobi will continue to employ the smaller initial fleet in areas of thinner seams and to supplement the larger equipment.
AUSTRALIA
IVANHOE AUSTRALIA (81% owned)
Ivanhoe Australia incurred exploration expenses of $41.5 million in 2009, compared to $46.5 million in 2008. The decrease was due to Ivanhoe Australia’s concentrated focus on the Merlin project and a decrease in its greenfields exploration during the global financial crisis.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Dore and Mount Elliott. During 2009, drilling was focused on the Merlin infill drilling, exploration drilling testing the geochemical anomalies extending six kilometres north of Merlin, and at Lanham’s Shaft, where copper previously had been mined on a small-scale.
Ivanhoe Australia also holds significant equity stakes in, and joint-venture agreements with, Emmerson Resources Limited (Emmerson) and Exco Resources Limited (Exco).
Merlin molybdenum and rhenium
The Merlin discovery area now has been tested by 190 drill holes; assay results are complete for 174 of these holes, including some historical holes that have been re-assayed for molybdenum and rhenium. On March 31, 2010, Ivanhoe Australia released a scoping study on the Merlin deposit.
Merlin is the lower-most mineralized zone in the Mount Dore Deposit starting near the surface and dipping east at between 45 and 55 degrees. To date, the deposit has been intersected to approximately 500 metres down-dip. Merlin has an average true thickness of approximately 20 metres. Mineralization has been found over a strike length of 1,300 metres in step-out holes; however, the mineralization thins to the north, where it also is noted that the copper, zinc and gold content increases.
Drilling down-dip to the east has indicated that the molybdenum mineralization continues at depth. This has yet to be followed down-dip further to the east as the focus for drilling during Q4’09 was on infill drilling to maximize the indicated resources and to further define the high-grade Little Wizard Zone.
Initial metallurgical design testwork has demonstrated that the molybdenum and rhenium can be readily floated with high recovery into a bulk concentrate. Samples have been selected to allow full testing throughout the orebody. These samples are with laboratories in the United States for variability flotation tests covering all styles of molybdenum mineralization within the known Merlin Zone.
The initial design studies and cost estimates for decline access and mining of Merlin were completed during the year. The final design of the exploration phase of the decline is underway and selection of the final decline path requires completion of the geotechnical investigation. A tender process to select the mining contractor for the exploratory phase of the Merlin decline was completed and a preferred contractor selected. The final award of the exploration decline contract is subject to approval of the Ivanhoe Australia Board.

Emmerson shareholding and joint-venture agreement
In April 2009, Ivanhoe Australia purchased an initial 10% equity stake in Emmerson, with the opportunity to increase this to 19.9%. Ivanhoe Australia also entered into a joint-venture agreement covering all of Emmerson’s tenements in the Tennant Creek Mineral Field (TCMF), in the Northern Territory. Ivanhoe Australia will spend A$18 million over three years to earn a 51% equity interest in the joint venture, which could increase to 70% in particular projects if certain Mineral Resource thresholds are met.
Emmerson is an Australian mineral exploration company listed on the Australian Stock Exchange. Emmerson’s gold rich tenements in the TCMF cover approximately 2,700 square kilometres.
Exploration undertaken by Emmerson to date has indicated the presence of deep IOCG-style targets.
Exco shareholding and joint venture agreement
Ivanhoe Australia has a 20.2% interest in Exco and a joint venture agreement on various Exco tenements. Exco is an Australian mineral exploration company listed on the Australian Stock Exchange. Exco holds extensive exploration tenements in the Cloncurry copper, uranium and gold region in northwest Queensland and the White Dam gold project in South Australia.
During 2009, Exco focused on advancing the White Dam project. Exco secured funding for the White Dam project in September 2009 and construction began in October 2009. White Dam remains on track for first gold production in Q2’10.
KAZAKHSTAN
Kyzyl Gold Project (50% owned)
In March 2010, Ivanhoe Mines increased its interest from 49% to 50% in Altynalmas Gold Ltd., the company that holds 100% ownership of the Kyzyl Gold Project. Ivanhoe Mines and its strategic partner will proceed to advance the project under the Altynalmas Gold umbrella.
During 2009, Altynalmas Gold established that single-stage roasting was not to be a long-term technology solution for the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits. Altynalmas Gold has engaged consultants to undertake laboratory bench-scale and pilot test work using a fluidized-bed roasting technology. This technology involves two stages: a reductive first stage, followed by an oxidative second stage. Whereas the reductive first stage volatizes and drives off arsenic, the oxidative stage oxidizes sulphur and carbon. Following the completion of the pilot test work, Altynalmas Gold believes that gold recoveries of up to 90% can be realized in a commercial-scale plant using this technology.
In September 2009, Altynalmas Gold commenced a 39,000-metre deep-level drilling program at the Bakyrchik Deposit intended to upgrade the present mineral resource for inclusion in the pre-feasibility study and follow on feasibility study. This drilling program is expected to be completed by April 2011. At the end of March 2010, 21,800 metres of drilling was completed. Following sample preparation, samples are to be sent to Canada for assaying. Initial assay results are expected in April 2010. The drill work undertaken to date confirms the thickness and extent of known mineralization.

FINANCIAL RESULTS
In 2009, Ivanhoe Mines recorded a net loss of $280.2 million (or $0.72 per share), compared to a net loss of $184.1 million (or $0.49 per share) in 2008, representing an increase of $96.1 million. Results for 2009 were mainly affected by $177.1 million in exploration expenses, $45.8 million in general and administrative expenses, $21.6 million in interest expense, $45.0 million in a change in fair value of embedded derivatives and $45.9 million in a share of losses of significantly influenced investees. These amounts were offset by coal revenue of $36.0 million and $34.1 million in mainly unrealized foreign exchange gains.
Exploration expenses of $177.1 million in 2009 decreased $73.5 million from $250.6 million in 2008. The exploration expenses included $130.9 million spent in Mongolia ($197.6 million in 2008), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $41.5 million incurred by Ivanhoe Australia ($46.5 million in 2008). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period. Ivanhoe Mines expects to commence capitalizing Oyu Tolgoi development costs in the second quarter of 2010.
Ivanhoe Mines’ cash position, on a consolidated basis at December 31, 2009, was $965.8 million. As at March 31, 2010, Ivanhoe Mines’ current consolidated cash position is approximately $1.3 billion.
SELECTED QUARTERLY FINANCIAL INFORMATION
This selected financial information is in accordance with U.S. GAAP, as presented in the annual consolidated financial statements.

($ in millions of dollars, except per share information)

	Quarter Ended
	Dec-31	Sep-30	Jun-30	Mar-31
	2009	2009	2009	2009
Revenue	$9.9	$11.9	$10.7	$3.5
Exploration expenses	(67.2)	(40.6)	(35.2)	(34.1)
General and administrative	(15.0)	(12.5)	(10.5)	(7.8)
Foreign exchange gains (losses)	2.2	19.5	21.7	(9.3)
Change in fair value of embedded derivatives	(45.0)	—	—	—
Gain on sale of long-term investments	—	1.4	—	—
Net (loss) income from continuing operations	(138.7)	(47.5)	(27.0)	(63.4)
Income from discontinued operations	9.2	(22.3)	2.1	7.4
Net (loss) income	(129.5)	(69.8)	(24.9)	(56.0)

Net (loss) income per share — basic
Continuing operations	($0.35)	($0.12)	($0.07)	($0.17)
Discontinued operations	$0.03	($0.06)	$0.00	$0.02
Total	($0.32)	($0.18)	($0.07)	($0.15)

Net (loss) income per share — diluted
Continuing operations	($0.35)	($0.12)	($0.07)	($0.17)
Discontinued operations	$0.03	($0.06)	$0.00	$0.02
Total	($0.32)	($0.18)	($0.07)	($0.15)

	Quarter Ended
	Dec-31	Sep-30	Jun-30	Mar-31
	2008	2008	2008	2008
Revenue	$3.1	$0.0	$0.0	$0.0
Exploration expenses	(73.0)	(56.8)	(66.0)	(54.8)
General and administrative	(8.1)	(5.1)	(7.5)	(6.8)
Foreign exchange (losses) gains	(40.6)	(20.0)	(1.0)	(1.3)
Writedown of other long-term investments	(18.0)	—	—	—
Gain on sale of long-term investments	—	—	201.4	—
Net (loss) income from continuing operations	(165.0)	(95.8)	119.6	(67.1)
Income from discontinued operations	5.0	7.8	7.9	3.5
Net (loss) income	(160.0)	(88.0)	127.5	(63.6)

Net (loss) income per share — basic
Continuing operations	($0.44)	($0.25)	$0.32	($0.18)
Discontinued operations	$0.01	$0.02	$0.02	$0.01
Total	($0.43)	($0.23)	$0.34	($0.17)

Net (loss) income per share — diluted
Continuing operations	($0.44)	($0.25)	$0.29	($0.18)
Discontinued operations	$0.01	$0.02	$0.02	$0.01
Total	($0.43)	($0.23)	$0.31	($0.17)
QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this release and the Company’s MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the qualified persons (as that term is defined in NI 43-101) listed below:

Relationship to
Project	Qualified Person	Ivanhoe Mines
Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Stephen Torr, P.Geo, SouthGobi Energy	Employee of the Company
Ivanhoe Mines’ results for the year ended December 31, 2009, are contained in the audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com. Copies of Ivanhoe Mines’ 2009 Annual Report containing the audited financial statements, and Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), the AIF and the 40F are available at www.ivanhoemines.com under the Investors Info page. Shareholders also may request a hard copy of the Annual Report free of charge by contacting our investor relations department by phone at +1-604-688-5755 or by email at info@ivanhoemines.com.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830 Website: www.ivanhoemines.com
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting future equity investments in Ivanhoe Mines by Rio Tinto; the availability of project financing for the Oyu Tolgoi Project; expansion of the reserves and resources identified to date at the Oyu Tolgoi Project; mining plans for the Oyu Tolgoi Project and the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the estimated schedule and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; mining plans and production forecasts for the Ovoot Tolgoi Coal Project; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; the potential improvement of the export conditions at the Shivee Khuren-Ceke border between Mongolia and China; the planned drilling program and feasibility study at the Kyzyl Gold Project; the ability to achieve gold recoveries of up to 90% from a commercial scale plant at the Kyzyl Gold Project; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this release. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This release also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 1, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary